January 4, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re: Access Pharmaceuticals, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2004
    Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
    File Number 333-88480

Dear Mr. Rosenberg:

Access Pharmaceuticals, Inc., a Delaware corporation (the "Company"), hereby sets forth below its responses to comments #1 and 2 of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated December 8, 2005 (the "Comment Letter").

For ease of reference, comments #1 and 2 contained in the Comment Letter are printed below in bold print, followed by the Company's response.

Form 10-Q for Fiscal Quarter Ended March 31, 2005 (the "March Form 10- Q")
--------------------------------------------------------------------------

Item 1.  Condensed Consolidated Financial Statements, page 27
Notes to Condensed Consolidated Financial Statements, page 30

1. Please revise your filing to disclose your accounting for your Standby Equity Distribution Agreement with Cornell Capital Partners and for your Secured Convertible Note issuance on March 30, 2005 as disclosed on page 23.
In your revised disclosure, please ensure that you indicate your accounting for the shares of common stock issued in these transactions. In addition, please tell us the authoritative literature you relied on to support your accounting. Please revise your June 30, 2005 and September 30, 2005 Forms 10-Q accordingly.

Standby Equity Distribution Agreement (SEDA)
--------------------------------------------

On March 30, 2005 the Company executed a SEDA with Cornell Capital Partners. Under the SEDA, the Company may issue and sell to Cornell Capital Partners common stock for a total purchase price of up to $15,000,000. The purchase price for the shares is equal to their market price, which is defined in the SEDA as 98% of the lowest volume weighted average price of the common stock during a specified period of trading days following the date notice is given by the Company that it desires to access the SEDA. Further, we have agreed to pay Cornell Capital Partners, L.P. 3.5% of the proceeds that we receive under the quity Line of Credit. The amount of each draw down is subject to a maximum amount

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Securities and Exchange Commission
January 4, 2006
Page 2

of $1,000,000. The terms of the SEDA do not allow us to make draw downs if the draw down would cause Cornell Capital to own in excess of 9.9% of our outstanding shares of common stock.

Upon closing of the transaction, Cornell Capital Partners received a one-time commitment fee of 146,500 shares of the Company's common stock. On the same date, the Company entered into a Placement Agent Agreement with Newbridge Securities Corporation, a registered broker-dealer. Pursuant to the Placement Agent Agreement, upon closing of the transaction the Company paid a one-time placement agent fee of 3,500 shares of common stock. The shares issued were valued at $500,000 ((146,500 shares + 3,500 shares) x $2.50 closing price on March 30, 2005) and were recorded as deferred issuance costs. The deferred issuance costs are being recognized as a reduction of the proceeds received as the SEDA is accessed. In the event the Company determines drawdowns from the SEDA are no longer probable, or at the expiration of the SEDA, any remaining issuance costs will be expensed. This treatment is consistent with the guidance provided in SAB Topic 5A given that drawdowns from the SEDA are considered probable.

As of September 30, 2005, we have accessed $600,000 of the SEDA and have issued 955,245 shares of the Company's common stock pursuant thereto. Such issuances took place in the third quarter of 2005. In connection with such issuances, $20,000 of the deferred issuance costs were offset against the proceeds received and are reflected in the financial statements for third quarter ended September 30, 2005. Because the shares of common stock issued in connection with our drawdowns from the SEDA are issued at 98% of the average trading price, the discount provided is not considered excessive and no charge to earnings has been recorded for the 2% discount.

As a result of the accounting treatment for the SEDA as set forth above, which was recorded in the financial statements for third quarter 2005, we do not believe any changes to the June 30, 2005 or September 30, 2005 Forms 10-Q are required and that no amendment is necessary.

Secured Convertible Notes
-------------------------

On March 30, 2005, the Company executed a Securities Purchase Agreement with Cornell Capital Partners and Highgate House Funds. Under the Securities Purchase Agreement, upon closing Cornell Capital Partners and Highgate House Funds purchased an aggregate of $2,633,000 principal amount of Secured Convertible Notes from the Company (net proceeds to the Company of $2,360,000). The
Secured Convertible Notes accrued interest at a rate of 7% per year and were to mature 12 months from the issuance date with scheduled monthly repayment commencing on November 1, 2005 to the extent that the Secured Convertible
Notes were converted to common stock. The Secured Convertible Notes were convertible into the Company's common stock at the holder's option any time up to maturity at a conversion price equal to $4.00. The Secured Convertible Notes were secured by all of the assets of the Company. The Company had the right to redeem the Secured Convertible Notes upon 3 business days notice for 110% of the amount redeemed. Pursuant to the Securities Purchase Agreement, the Company was required to issue to the holders an aggregate of 50,000 shares of common stock of the Company.

The Company recorded debt issuance costs of $458,000 related to the issuance Secured Convertible Notes ($273,000 to reflect the net proceeds, $125,000 for the 50,000 shares of common stock issued in connection therewith (50,000 x $2.50 closing price on March 30, 2005) and $60,000 of miscellaneous legal fees). The debt issuance costs were amortized over the one year life of the notes as additional

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Securities and Exchange Commission
January 4, 2006
Page 3


interest expense. The Secured Convertible Notes were paid in full on October 12, 2005, in conjunction with the sale of our oral care assets. The remaining unamortized debt issuance costs have been expensed in the fourth quarter 2005 and will be reflected in the financial statements included in our Form 10-K for the year ended December 31, 2005.

The Company did not attribute any value to a beneficial conversion feature because the effective conversion price ($3.39) of the Secured Convertible Notes exceeded the fair value of the common stock on the commitment date ($2.50 per share on March 30, 2005). The effective conversion price was calculated as follows:

Relative fair value of convertible debt ($2,630,000 - $273,000 - $125,000)
                                                                    $2,232,000
Shares issuable upon conversion ($2,630,000 / $4)                      657,500
Effective conversion price ($2,232,000 / 657,500)                        $3.39

The Company believes the treatment applied is consistent with the guidance in APB No. 14, EITF 98-5 and EITF 00-27.

As a result of the accounting treatment for the Secured Convertible Notes, as set forth above, which was reflected in our June 30, 2005 and September 30, 2005 Forms 10-Q and the expenses that will be recorded in the financial statements included in our Form 10-K, we do not believe that the Forms 10-Q are required to be amended.

We are in the process of preparing an amended Registration Statement on Form S-1 and expect the Registration Statement to be filed shortly. The Company will include additional disclosure regarding the accounting for these instruments with the interim and annual financial information included in the S-1 and will also include similar disclosures in its Form 10-K filing for the year ending December 31, 2005. Accordingly, and because the Secured Convertible Notes are no longer outstanding, the Company believes amending the prior filings to describe the accounting applied is not necessary for a current understanding of the Company's financial position.

Item 6.  Exhibits and Current Reports of Form 8-K, page 24
----------------------------------------------------------

2. It does not appear that you have filed four agreements on EDGAR that are listed as being filed. If true, please amend your filing to provide Exhibits 10.31, 10.32, 10.33 and 10.34. Otherwise, please tell us when you filed these agreements and where they can be located on EDGAR.

In response to the Staff's comment, the Company has amended the March Form
10-Q and has filed a Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2005 to provide the four agreements referred to in the Form 10-Q as Exhibits 10.31, 10.32, 10.33 and 10.34. This Form 10-Q/A is available on EDGAR on January 3, 2006 and a marked copy of it, showing changes from the March Form 10-Q, is enclosed herewith.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the omission from taking any action with respect to the Company's filings and
(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission
January 4, 2006
Page 4

                               *   *   *

Should you wish to discuss the enclosed materials or the contents of this letter at any time, please do not hesitate to contact the undersigned (214) 905-5100 or John J. Concannon III, Esq. (617-951-8874) or Mark A. Meltz, Esq. (617-951-8495) of Bingham McCutchen LLP, the Company's legal counsel.



Very truly yours,

/s/ Stephen B. Thompson
------------------------

Stephen B. Thompson
Chief Financial Officer
Enclosures

cc: Rosemary Mazanet, M.D., Ph.D.
John J. Concannon III, Esq.
Mark A. Meltz, Esq.